Exhibit 99.1

FOR IMMEDIATE RELEASE	November 19, 2020

CELESTICA ANNOUNCES TSX ACCEPTANCE OF NORMAL COURSE ISSUER BID

TORONTO, Canada - Celestica Inc. (NYSE: CLS)(TSX: CLS), a leader in design, manufacturing and supply chain solutions for the world's most innovative companies, today announced the Toronto Stock Exchange (the TSX) has accepted the Company's notice to launch a Normal Course Issuer Bid (the Bid).

Under the Bid, the Company may repurchase on the open market (or as otherwise permitted), at its discretion during the period commencing on November 24, 2020 and ending on the earlier of November 23, 2021 and the completion of purchases under the Bid, up to 9,021,320 subordinate voting shares, representing approximately 10% of the "public float" of the subordinate voting shares (within the meaning of the rules of the TSX), subject to the normal terms and limitations of such bids. Under the TSX rules, the average daily trading volume of the subordinate voting shares on the TSX during the six months ended October 31, 2020 was 180,228 and, accordingly, daily purchases on the TSX pursuant to the Bid will be limited to 45,057 subordinate voting shares, other than purchases made pursuant to the block purchase exception. The actual number of subordinate voting shares which may be purchased pursuant to the Bid and the timing of any such purchases will be determined by the management of the Company, subject to applicable law and the rules of the TSX. In accordance with the TSX rules, the maximum number of subordinate voting shares which may be repurchased for cancellation under the Bid will be reduced by the number of subordinate voting shares purchased for delivery pursuant to stock-based compensation plans.

Purchases are expected to be made through the facilities of the New York Stock Exchange and the Toronto Stock Exchange, or such other permitted means (including through alternative trading systems in Canada), at prevailing market prices or as otherwise permitted. The Bid will be funded using existing cash resources and draws on its credit facility, and any subordinate voting shares repurchased by the Company under the Bid will be cancelled.

As of November 13, 2020, the Company had 110,455,664 issued and outstanding subordinate voting shares and a "public float" (within the meaning of the rules of the TSX) of 90,213,203 subordinate voting shares.

The Company believes that the purchases are in the best interest of the Company and constitute a desirable use of its funds.

The Company previously implemented a normal course issuer bid for its subordinate voting shares which expired on December 18, 2019. Under its prior bid, the Company was authorized to purchase up to 9,490,802 subordinate voting shares and repurchased and cancelled 8,260,380 subordinate voting shares at a weighted average price of US$8.15 per share. In the past 12 months, the Company repurchased 3,628,537 subordinate voting shares for delivery pursuant to the Company's stock-based compensation plans.

About Celestica

Celestica enables the world's best brands. Through our recognized customer-centric approach, we partner with leading companies in aerospace and defense, communications, enterprise, HealthTech, industrial, capital equipment, and energy to deliver solutions for their most complex challenges. As a leader in design, manufacturing, hardware platform and supply chain solutions, Celestica brings global expertise and insight at every stage of product development - from the drawing board to full-scale production and after-market services. With talented teams across North America, Europe and Asia, we imagine, develop and deliver a better future with our customers.

For more information, visit www.celestica.com.

Our securities filings can also be accessed at www.sedar.com and www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws, including, without limitation, statements related to: the Company's intention to commence the Bid and the timing and quantity of any purchases of subordinate voting shares under the Bid. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and for forward-looking information under applicable Canadian securities laws.

Forward-looking statements are provided to assist readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from those expressed or implied in such forward-looking statements, including, among others, the risks discussed in our public filings at www.sedar.com and www.sec.gov, including in our 2019 Annual Report on Form 20-F (see, among other risk disclosures, Item 3(D), “Key Information — Risk Factors” and Item 11, “Quantitative and Qualitative Disclosures about Market Risk”) and our most recent Management's Discussion and Analysis filed with, and subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission, and as applicable, the Canadian Securities Administrators, as well as risks related to: the Company's future capital requirements; market and general economic conditions; demand for the Company's customers' products; and unforeseen legal or regulatory developments.

Our forward-looking statements contained in this release are based on various assumptions, many of which involve factors that are beyond our control. Our material assumptions include those discussed in our public filings at www.sedar.com and www.sec.gov, under the heading “Forward-Looking Statements”, or similarly named sections, among other assumption disclosures, including in our 2019 Annual Report on Form 20-F and our most recent Management's Discussion and Analysis filed with, and subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission, and as applicable, the Canadian Securities Administrators, as well as related to the following: the Company's view with respect to its financial condition and prospects; the stability of general economic and market conditions; currency exchange rates and interest rates; the availability of cash for repurchases of outstanding subordinate voting shares under the Bid; the existence of alternative uses for the Company's cash resources which may be superior to effecting repurchases under the Bid; compliance by third parties with their contractual obligations; and compliance with applicable laws and regulations pertaining to the Bid. While management believes these assumptions to be reasonable under the current circumstances, they may prove to be inaccurate. Forward-looking statements speak only as of the date on which they are made, and we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law

All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Contacts:

Celestica Communications
(416) 448-2200
media@celestica.com

Celestica Investor Relations
(416) 448-2211
clsir@celestica.com